SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto, Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

On August 16, 2012, Postmedia Network Canada Corp. (the “Registrant”) released the document listed below announcing that its wholly owned subsidiary, Postmedia Network Inc., has closed its previously announced offering (the “Offering”) of senior secured notes.

Postmedia Network Inc. issued C$250 million in aggregate principal amount of 8.25% senior secured notes due August 16, 2017 (the “Notes”). The Notes are guaranteed by the Company.

The Notes were offered in a private placement in Canada under available prospectus exemptions. The Notes were also offered in the United States to qualified institutional buyers under Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Postmedia Network Inc. used the net proceeds from the Offering, after deducting underwriting fees and estimated offering expenses, to repay its existing term loan facility, in full, including accrued and unpaid interest.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Toronto Stock Exchange has neither approved nor disapproved the form or content of this press release.

 Item 9.01 Financial Statements and Exhibits.

The document included with this report is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.1        Press release dated August 16, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	August 16, 2012

EXHIBIT INDEX

Exhibit 99.1      Press release dated August 16, 2012.